Exhibit 99.1

2016-05-26

PRESS RELEASE

Oasmia Pharmaceutical to Identify International Partners for Marketing, Distribution and new Product Development based on the Company’s Nanotechnology XR17

Company to ramp up commercialization efforts following positive clinical developments and recent submissions for marketing approval within high-growth markets

New York, May 26, 2016 --- Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, today announced its intent to identify international marketing, distribution, and development partners to facilitate entry into a number of key markets following anticipated but pending approval from regulatory bodies in Europe (EMA), the United States (FDA), and other regions throughout the world.

Oasmia has already initiated this process by hosting introductory and in-depth conversations with multiple potential partners. The Company views this step as a crucial objective following its recent submissions, and its anticipated submission to the FDA in the end of 2016/2017. Oasmia believes it has bolstered the process with both entities following the recently released Overall Survival (OS) Phase III data results that it plans to add to and include in both submissions. Further, the Company has disclosed that it has reviewed term sheets for the licensing of its XR17 excipient technology, an innovative drug delivery program that the Company believes possesses significant potential across many pharmaceutical indications beyond the cytostatic drug market.

“The process of identifying the right development and distribution partner is one that we have placed a great emphasis on, and will continue to meticulously evaluate,” said Julian Aleksov, Executive Chairman of Oasmia Pharmaceutical. “We are confident that our family of oncology products, led by Paclical/Apealea, has several advantages over many of the cancer treatment technologies currently on the market. Furthermore, approximately 65% of the R&D pipeline in the pharmaceutical industry has solubility difficulties, a common challenge that we believe our XR17 technology poses a potential solution for. By collaborating with the right partner, we believe our research and development efforts will result in commercial adoption and increased market share, providing patients, physicians and society as a whole with more efficient and cost-effective solutions, as well as security-holders with long-term value.”

Oasmia has already secured distribution partners in Russia, Commonwealth of Independent States (CIS), Israel, and Turkey. The market for Oasmia’s first Human Health product Paclical/Apealea amounts to about $2 billion with very few players in this segment. It is very important for the company to identify a collaboration partner with an organization ideal for long-term partnerships. In light of this, it is hard to predict points in time when partnerships can be announced.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

For media relations:

Eric Fischgrund

FischTank

Tel: +1 (646) 699 1414

E-mail: eric@fischtankpr.com

Oasmia Pharmaceutical AB Forward Looking Statements

This announcement contains forward-looking statements. These statements are based on expectations in light of the information that is currently available, as well as assumptions that are subject to risks and uncertainties that could cause actual results to differ materially from such statements. These risks and uncertainties include, but are not limited to, domestic and international economic conditions, industry and market conditions, and changes of interest rate and currency exchange rate, in general, and completion and discontinuation of clinical trials, obtaining regulatory approvals, claims and concerns about product safety and efficacy, technological advances, domestic and foreign healthcare reforms, and changes of laws and regulations, in particular, with respect to each of Paclical. The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. This announcement contains information on pharmaceuticals (including pharmaceuticals under development) but is not intended to, and does not, make any representations, warranties or claims regarding the efficacy or effectiveness of these pharmaceuticals or provide medical advice of any kind.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 8.45 CET on May 26, 2016.”